Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
     The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.
     Forward-looking statements include statements regarding:
•	our future operating or financial results;

•	our financial condition and liquidity, including our ability to comply with our loan covenants and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion and expected capital spending or operating expenses;

•	the useful lives and value of our vessels;

•	anticipated levels of drybulk vessel newbuilding orders or drybulk vessel scrapping;
•	changes in the cost of other modes of bulk commodity transportation;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	changes in condition of our vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking costs);

•	our ability to leverage to our advantage our manager’s relationships and reputations in the drybulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from future litigation and incidents involving our vessels;

•	global and regional political and economic conditions;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission.
     We undertake no obligation to publicly update or revise any forward-looking statements contained in this report, or the documents to which we refer you in this report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.
     FreeSeas Inc. is a Republic of the Marshall Islands company that is referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, together with its subsidiaries, as “FreeSeas Inc.,” “FreeSeas,” “the Company,” “the Group,” “we,” “us,” or “our.” This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes thereto, which are included elsewhere in this report.
General
     We are a shipping company that currently operates nine vessels in the dry bulk shipping market through our wholly owned subsidiaries. We were formed on April 23, 2004, under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands, to serve as the parent holding company of the ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”
     On December 15, 2005, we completed a merger with Trinity Partners Acquisition Company Inc., a blank check corporation organized under the laws of the State of Delaware. Under the terms of the merger, we were the surviving corporation. Each outstanding share of Trinity’s common stock and Class B common stock was converted into the right to receive an equal number of shares of our common stock, and each Trinity Class W warrant and Class Z warrant was converted into the right to receive an equal number of our Class W warrants and Class Z warrants.
     Our common stock, Class W warrants and Class Z warrants began trading on the NASDAQ Capital Market on December 16, 2005 under the trading symbols FREE, FREEW and FREEZ, respectively. As a result of the merger, Trinity’s former securities, including the Trinity Class A Units and the Class B Units, ceased trading on the OTC Bulletin Board. Our common stock, Class W warrants and Class Z warrants currently trade on the NASDAQ Global Market.
     The operations of our vessels are managed by Free Bulkers, S.A. (“Free Bulkers”), an affiliated Marshall Islands corporation. Free Bulkers provides us with a wide range of shipping services. These services include, at a monthly fee per vessel, the required technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and dry-docking of vessels. Also for a fee, Free Bulkers covers the commercial management of our fleet, such as identifying suitable vessel charter opportunities. Free Bulkers has entered into a subcontract agreement with Safbulk Pty Ltd. (“Safbulk”), a company controlled by one of our affiliates, for the commercial management of our fleet. In addition, Free Bulkers provides us with all the necessary accounting services and, effective July 1, 2007, all the necessary financial reporting services for a fixed quarterly fee. Commencing October 1, 2008, the services agreement was amended to include the execution and supervision of all of our operations under the guidance of our board of directors and the rental of office space for FreeSeas, for a fixed monthly fee.
     During the three-month period ended March 31, 2009, our fleet consisted of seven Handysize and two Handymax vessels that carried a variety of dry bulk commodities, including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. During the three-month period ended March 31, 2008, our fleet consisted of five Handysize and one Handymax vessels. During the first quarter ended March 31, 2009, the Group did not acquire any vessels as compared to the same period ended March 31, 2008 when the Group purchased the M/V Free Knight at a cash purchase price of $39,250,000 and related purchase costs of $454,000.
     The following table details the vessels owned as of July 17, 2009:

					Purchase	Date of
Vessel Name	Type	Dwt	Employment	Built	Price	Acquisition
M/V Free Destiny	Handysize	25,240	30-day spot time charter at $13,400 per day through July 2009	1982	$7.60 million	August 3, 2004
M/V Free Envoy	Handysize	26,318	Spot time charter at $8,300 per day, which is expected to be completed by the beginning of August 2009	1984	$9.50 million	September 20, 2004
M/V Free Hero	Handysize	24,318	35-day time charter at $12,400 per day through July 2009	1995	$25.25 million	July 3, 2007
M/V Free Jupiter	Handymax	47,777	Balance of time charter at $28,000 per day through March 2010 and $24,000 per day through March 2011	2002	$47.00 million	September 5, 2007
M/V Free Goddess	Handysize	22,051	Balance of time charter at $8,000 per day through September 2009 (plus 50% profit sharing above $10,000 per day); increases to $10,500 per day on September 15, 2009 through January/February 2010 (plus 50% profit sharing above $12,500 per day)	1995	$25.20 million	October 30, 2007
M/V Free Knight	Handysize	24,111	45-60 day spot time charter at $7,600 per day through September 2009	1998	$39.25 million	March 19, 2008
M/V Free Impala	Handysize	24,111	Spot time charter at $7,500 per day, which is expected to be completed by the beginning of August 2009	1997	$37.5 million	April 2, 2008
M/V Free Lady	Handymax	50,246	Balance of time charter at $51,150 per day through May 2010	2003	$65.2 million	July 7, 2008
M/V Free Maverick	Handysize	23,994	45-day spot time charter at $8,650 per day through August 2009	1998	$39.6 million	September 1, 2008
     On February 9, 2009, the Company entered into an agreement with the salvors and hull and machinery insurers pursuant to which a settlement in the amount of $9,500,000 has been agreed to as the compensation amount under the Lloyd’s Open Form services in connection with the salvage operation of the M/V Free Jupiter grounding casualty on September 21, 2007 off Dinagaz Sound district in the

Philippines. Of the $9,500,000 settlement amount, the hull and machinery underwriters have agreed to pay $8,500,000 and the remaining $1,000,000 balance represents the amount which is recoverable from the P&I Club. During the first quarter of 2009, the outstanding balance of our claim receivables amounts to $9,488,877.

Recent Developments

Employment and charter rates:

The Baltic Dry Index, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering drybulk carriers, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008. It has since risen to 3,501 as of July 16, 2009. The Baltic Handymax Index fell 91.7% from a peak of 3,397 in May 2008 to a low of 281 in December 2008. It has since risen to 835 as of July 16, 2009. The steep decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.

As of June 30, 2009, we had six vessels trading in the spot market that are currently exposed to the downturn in the drybulk charter rates. Should drybulk charter rates continue to decline or remain at their current low level, our charter revenue with respect to these vessels will remain low as well. Most of our vessels have employment in the first quarter and the second quarter of 2009 and, while we expect that charter rates will gradually recover as economic activity improves during the course of the year, those vessels that are redelivered earlier in the year are expected to receive lower charter rates.

On March 23, 2009, in order to secure cash flow for a longer period, we announced that we agreed to extend the charters on two of our vessels, which had been scheduled to expire over the next few months. The charter on the M/V Free Goddess was extended until January/February 2010 on the following terms: a lump-sum amount of $500,000 was paid by the charterer on February 15, 2009 as an upfront non-refundable performance guarantee; charter rate of $8,000 per day to September 15, 2009, with an additional 50% profit sharing for any amounts earned by our charterers in excess of $10,000 per day; and charter rate of $10,500 per day starting September 15, 2009 (until January/February 2010), with an additional 50% profit sharing for amounts earned by our charterers in excess of $12,500 per day. The charter on the M/V Free Envoy was extended until July/August 2009 and the rate was reduced to $20,000 per day until the new expiration date. Upon the terminating of the M/V Free Envoy’s charter in July 2009, the M/V Free Envoy will be chartered in the spot market at a daily rate of $8,300.

The M/V Free Destiny, the M/V Free Hero, the M/V Free Knight, the M/V Free Maverick and the M/V Free Impala are being successively chartered in the spot market.

Historically high levels of scrapping have been taking place since October 2008 among older vessels as a result of the adverse rate environment, in particular with respect to smaller size Handysize vessels, the segment in which we operate. It may take some time until the elimination of excess tonnage supply manifests itself in the form of higher charter rates.

A prolonged period of extremely low charter rates may lead owners to face difficulties in meeting their cash flow obligations, and they may seek to find mutual accommodations with charterers in which charterers may pay lower charter rates over a longer period of time. Depending on their overall financial condition, some weaker owners may not be able to service their debt obligations, which may cause them to cease operations or seek protection from creditors.

Dividends on common stock:

Although in 2008 we paid quarterly cash dividends to our shareholders of $0.175 per share in February and May, $0.20 per share in August and $0.075 per share in November, because of restrictions in certain waivers we received from our lenders and in light of prevailing economic conditions, our board of directors determined in 2009 to suspend payment of cash dividends.

Series A preferred shares:

The Company has entered into a shareholders rights agreement with American Stock Transfer & Trust Company, LLC effective January 14, 2009 and declared a dividend of one purchase right, or a Right, to purchase one one-thousandth of the Company’s Series A Participating Preferred Stock, par value $0.001 per share, for each outstanding share of the Company’s common stock. The dividend was paid on January 23, 2009 to the Company’s shareholders of record on that date. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Preferred Stock at an exercise price of $18.00, subject to adjustment. The Rights become exercisable under certain circumstances set forth in the shareholders rights agreement.

Important Measures for Analyzing Our Results of Operations

We believe that the important measures for analyzing trends in the results of our operations consist of the following:

•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. We define operating days as the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	Adjusted EBITDA. We consider EBITDA to represent net earnings before interest, taxes, depreciation and amortization, unrealized gains or losses from changes in the value of derivatives and non-cash charges such as losses on debt extinguishment. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.

Performance Indicators

The following performance measures were derived from our unaudited condensed consolidated financial statements for the three months ended March 31, 2009 and 2008, incorporated by reference into this prospectus. The historical data included below is not necessarily indicative of our future performance.

	Three Months Ended
	March 31,
	2009	2008
	(In thousands of U.S.
	dollars, except
	per diem amounts)

Adjusted EBITDA(1)	$11,919	$3,734
Fleet Data:
Average number of vessels(2)	9.00	5.11
Ownership days(3)	810	465
Available days(4)	810	465
Operating days(5)	809	386
Fleet utilization(6)	99.9%	83.0%
Average Daily Results:
Average TCE rate(7)	$20,334	$20,964
Vessel operating expenses(8)	4,295	7,004
Management fees(9)	512	1,043
General and administrative expenses(10)	880	1,474
Total vessel operating expenses(11)	4,807	8,047

(1)	Adjusted EBITDA reconciliation to net income:

Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization, change in the fair value of derivatives and loss on debt extinguishment. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness. The following is a reconciliation of adjusted EBITDA to net income:

	Three Months Ended
	March 31,
	2009	2008
	(In thousands of U.S.
	dollars)

Net income	$6,197	$283
Depreciation and amortization	4,561	2,117
Change in derivatives fair value	(57)	702
Interest and finance cost	1,218	632

Adjusted EBITDA	$11,919	$3,734

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including technical breakdowns and unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels are available to generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

(7)	TCE is a non-GAAP measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Three Months Ended
	March 31,
	2009	2008
	(In thousands of
	U.S. dollars, except
	per diem amounts)

Operating revenues	$17,556	$8,641
Voyage expenses and commissions	(1,106)	(549)

Net operating revenues	16,450	8,092
Operating days	809	386

Time charter equivalent daily rate	$20,334	$20,964

(8)	Average daily vessel operating expenses, which includes crew wages and costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Three Months Ended
	March 31,
	2009	2008
	(In thousands of
	U.S. dollars, except
	per diem amounts)

Vessel operating expenses	$3,479	$3,257
Ownership days	810	465

Daily vessel operating expenses	$4,295	$7,004

(9)	Daily management fees are calculated by dividing total management fees charged on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

Results of Operations

Three months ended March 31, 2009 as compared to the three months ended March 31, 2008

REVENUES — Operating revenues for the three months ended March 31, 2009 were $17,556,000 as compared to $8,641,000 generated during the comparable period in 2008. The increase of $8,915,000 is primarily attributable to the operation of an increased number of vessels owned.

OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $3,479,000 in the three months ended March 31, 2009 as compared to $3,257,000 in the three months ended March 31, 2008. This small increase of $222,000 in vessel operating expenses despite the considerable increase of the number of vessels owned to nine during the three-month period ended March 31, 2009 as compared to five vessels owned during the three-month period ended March 31, 2008 is a result of our monitoring of vessel operating expenses and the more efficient operation of our vessels which resulted from repairs completed in 2008 to bring the newly purchased vessels to our operational standards.

Consequently, the total daily vessel operating expenses per vessel owned, including management fees, were $4,807 for the three months ended March 31, 2009 as compared to $8,047 for the comparable period in 2008, a decrease of 40.26%.

VOYAGE EXPENSES AND COMMISSIONS — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $159,000 for the three months ended March 31, 2009 as compared to $89,000 for the three months ended March 31, 2008. All our vessels are under time charter contracts. The variation in voyage expenses reflects mainly the bunkers delivery — redelivery transactions on the time charter contracts which expired during the three-month period of 2009.

For the three months ended March 31, 2009, commissions charged amounted to $947,000 as compared to $460,000 for the three months ended March 31, 2008. The commission fees represent commissions paid to Free Bulkers and unaffiliated third parties. Commissions paid to Free Bulkers equal 1.25% of gross hire or freight for vessels chartered through Safbulk, except for the M/V Free Hero and the M/V Free Maverick where the fee is 0.625%, commencing with the charters secured by it for the M/V Free Envoy and the M/V Free Destiny in March 2007. This agreement is for an initial one-year term and renews automatically until terminated by either party, with or without cause, upon one month’s notice. The increase of $487,000 over the three months ended March 31, 2009, as compared to the same period in 2008, relates directly to the increase in charter revenues in the 2009 period.

DEPRECIATION AND AMORTIZATION — For the three-month period ended March 31, 2009, depreciation expense totaled $4,280,000 as compared to $2,015,000 for the same period in 2008. The increase in depreciation expense resulted from the growth of our fleet from an average of five to an average of nine vessels and the related investment in fixed assets. For the three-month period ended March 31, 2009, amortization of dry-dockings and special survey costs totaled $281,000, an increase of $179,000 over the expenses reported in the comparable period of 2008. During the period ended March 31, 2008 there were no vessels scheduled for dry-dockings and special surveys. However, the following nine months of 2008 three vessels underwent their dry-docking and special surveys. As a result, amortization of deferred dry-dockings and special survey costs was increased for the period ended March 31, 2009.

For the three-month period ended March 31, 2009, back-log asset’s amortization, which was due to the acquisition of the M/V Free Maverick with a purchase price below the market but with an attached time charter above the market, was $680,000. During the comparable period in 2008, we did not have any back-log asset’s amortization expense.

MANAGEMENT FEES — Management fees for the three months ended March 31, 2009 totaled $415,000, as compared to $485,000, which included $360,000 of management fees and $125,000 for accounting services, for the comparable period in 2008. The increase in management fees from $360,000 to $415,000 resulted from the fees charged in connection with the increased number of vessels under the technical management by our affiliate, Free Bulkers. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee equal to $15,000 per vessel (based on the rate of $1.30 per Euro) from the date of the relevant purchase memorandum of agreement. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem charged by Free Bulkers, when Free Bulkers’ employees are required to attend our vessels at port, both prior to and after taking delivery. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees charged by Free Bulkers are comparable to those charged by unaffiliated management companies.

GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses, which include, among other things, management remuneration, legal, audit, audit related expense, international safety code compliance expenses, travel expenses, communications expenses, accounting and financial reporting fess, totaled $712,000 for the three months ended March 31, 2009 as compared to $545,000 for the three months ended March 31, 2008. The difference was primarily due to the change of the classification of accounting and financial reporting fees account from “management fees” to “general and administrative expenses” account.

STOCK-BASED COMPENSATION EXPENSE — For the three months ended March 31, 2009, compensation cost totaled $3,000 as compared to $27,000 for the three months ended March 31, 2008. Compensation costs reflect non-cash, equity-based compensation of our executive officers valued by the Black Scholes fair value method as of the date such options were granted. As of March 31, 2009, there was $22,000 of total unrecognized compensation cost related to non-vested option-based compensation arrangements granted under the Company’s stock option plan. The cost is expected to be recognized over a weighted-average period of 2.25 years. No options vested during the period ended March 31, 2009.

FINANCING COSTS — Financing costs amounted to $1,232,000 for the three months ended March 31, 2009 as compared to $916,000 in the three months ended March 31, 2008. The increase of $316,000 is mainly the result of the increase in our indebtedness, as well as fees charged by our lenders in connection with the loan covenant waiver requests, partly offset by decreased interest rates during 2009. Our financing costs represent primarily the interest paid, the amortized financing fees in connection with the bank loans used for the acquisition of our vessels, and the interest differential paid under the interest rate swap contracts.

The amortization of financing costs for the three-month period ended March 31, 2009 totaled $134,000, an increase of $73,000 over the amortized expenses reported in the comparable periods of 2008. The increase was mainly due to the amortized portion of the finance costs related to the HBU overdraft facility IV.

NET INCOME — Net income for the three months ended March 31, 2009 was $6,197,000 as compared to $283,000 for the three months ended March 31, 2008. The substantial increase in net income for the three-month period resulted primarily from increased revenues due to the increased number of operating vessels.

Cash Flows

OPERATING ACTIVITIES — Net cash from operating activities increased by $10,250,000 from $8,703,000 for the three months ended March 31, 2009, as compared to ($1,547,000) of net cash used for operating activities in the three months ended March 31, 2008. This is attributable to the increased revenues due to the increased number of available days.

INVESTING ACTIVITIES — The Company has not been engaged into any investing activities during the three months ended March 31, 2009 as compared to $49,974,000 for the three months ended March 31, 2008 associated with the acquisition of the M/V Free Knight on March 19, 2008 for the purchase price of $39,250,000, exclusive of commissions and pre-purchase expenses, and the advance of $10,270,000 paid for the acquisition of the M/V Free Impala on April 2, 2008 for a purchase price of $37,500,000.

FINANCING ACTIVITIES — The cash used in financing activities during the three months ended March 31, 2009 was $8,892,000 as compared to cash provided by $24,542,000 from financing activities for the three months ended March 31, 2008, a net decrease of $33,434,000 attributable mainly to the proceeds from the HBU rollover eight-year loan facility we utilized for the purchase of the M/V Free Knight.

Long-Term Debt

We and our subsidiaries have obtained financing from affiliated and unaffiliated lenders for our vessels.

On August 12, 2008, the Company amended the credit facility of January 21, 2008 with HBU, and was granted a new credit facility of $34,600 from HBU in addition to the then-outstanding facility of $32,125. The breakdown of the facility amount of $66,725 is as follows: (i) the pre-existing overdraft facility I in the outstanding amount of $2,500, which amount was reduced to $0 as December 2008; (ii) an unused overdraft facility II in the amount of $1,375, the availability of which will be reduced quarterly by $125 beginning three months after the first draw down date; (iii) an overdraft facility III in the amount of $3,000 which can be drawn down when the overdraft facility IV has been repaid and, except for earlier alteration the limit of the overdraft facility III, will be reduced to zero on April 1, 2016; (iv) an overdraft facility IV in the amount of $34,600, which has been used to finance a portion of the purchase price of the M/V Free Maverick; and (v) the then-outstanding amount of $25,250 of the rollover eight-year loan facility, the principal amount of which was $27,000. The $27,000 was drawn on March 18, 2008 to finance a portion of the purchase price of the M/V Free Knight.

As of March 31, 2009, the outstanding loan balances under the amended HBU facility amounts to $20,000 for the M/V Free Knight, $29,600 for the M/V Free Maverick and $0 for the M/V Free Destiny. The remaining undrawn availability as of March 31, 2009 amounted to $1,000.

In March 2009, we and HBU entered into a term sheet pursuant to which HBU agreed to refinance the balloon payment due on August 1, 2009 on overdraft facility IV amounting to $27,100 with a new 3.5 year facility which is payable as follows: 13 installments of $600 beginning on August 1, 2009 and one balloon payment of $19,300 on November 1, 2012. The new facility bears interest at the rate of 3.00% above LIBOR, which will be increased by a “liquidity premium,” to be determined on August 1, 2009. The existing conditional HBU overdraft facility III amounting to $3,000 has been terminated upon the refinancing of the balloon payment in August 2009. In addition, HBU has amended the existing value to loan covenants to be set forth in the loan agreement that we and HBU will enter into in accordance with the term sheet. See “— Loan Agreement Covenants and Waivers.”

During 2008, Credit Suisse provided us with a $91,000 rollover loan facility in two tranches; (i) Tranche A of $48,700, which amount shall be reduced on July 31, 2009 for the refinancing of the M/V Free Hero, the M/V Free Goddess and the M/V Free Jupiter, which replaced previous financings of $68,000 by HSH Nordbank under its senior loan and by BTMU Capital Corporation under its original $21,500 junior loan; and (ii) Tranche B of $42,300 which amount shall be reduced on July 31, 2009 for partly financing the acquisition of the M/V Free Lady acquired on July 7, 2008. As of March 31, 2009, the aggregate amount outstanding under the Credit Suisse facility is $79,250. On March 23, 2009, in connection with the waiver of certain loan covenants, Credit Suisse increased the interest payable from March 23, 2009 to March 31, 2010 to 2.25% above LIBOR.

During 2008, we obtained a loan of $26,250 from FBB, to partially finance the acquisition of the M/V Free Impala, which as of March 31, 2009 had an outstanding balance of $24,000. On March 17, 2009, in connection with the waiver of certain loan covenants, FBB increased the interest payment to 2.00% above LIBOR and restricted our ability to pay dividends through the end of the waiver period.

As of June 1, 2009, the total indebtedness of the Company is $147,600.

All of the above credit facilities bear interest at LIBOR plus a margin, ranging from 2.00% to 3.00%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits, minimum market values and minimum charter rates. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness or changing the vessels’ flag without the lender’s consent, and distributing earnings only in case of default under any credit agreement.

Loan Agreement Covenants and Waivers

Our loan agreements contain various financial covenants that require us to, among other things:

•	maintain the value of the security that we provide to our lenders, generally known as value to loan, in ratios ranging from 130% to 147%, such that if the market value of our vessels or other assets pledged as security declines below the required value, we are obligated to post additional collateral within a specified period of time to cover the amount of the shortfall or prepay a portion of the outstanding loan such that the value to loan ratio is within the required ratio;

•	maintain minimum cash balances per mortgaged vessel;

•	the leverage ratio of the corporate guarantor will not at any time exceed 68%;

•	maintain the ratio of EBITDA, which is the Company’s consolidated pre-tax profits before interest, taxes, depreciation and amortization, over Net Interest Expenses, which is the interest paid net of any interest rate hedge agreements at greater than 3x;

•	maintain corporate liquidity, also known as available cash, to at least $3,000; and

•	maintain minimum time charter rate requirements.

If we are not in compliance with the covenants in our loan agreements such as the ones identified above, including due to a sharp decline in the market value of our vessels, we may be at risk of default under our loan agreements. If we default, our lender would have the option of accelerating our loan, meaning that we could be required to immediately pay the amount due on our loan including accrued interest. If we were unable to pay the accelerated indebtedness due, or to refinance under our loan agreements, our lenders may foreclose on their liens, in which case we would lose vessels in our fleet.

We may need to seek permission from our lenders in order to engage in some corporate actions that would otherwise put us at risk of default. Any declines in the market value of our vessels and in the drybulk charter market may increase our risk of default under the covenants described above. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission or waivers when needed. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.

As of March 31, 2009, we have obtained the following waivers:

On March 17, 2009, FBB agreed to waive any breach of the 130% value to loan covenant for the mortgaged vessel and any breach of our ratio of total liabilities to total assets from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective as January 1, 2009, the interest payable increased from 1.375% above LIBOR to 2.00% above LIBOR.

On March 20, 2009, HBU agreed to waive any breach of the 70% loan to value ratio in our existing credit agreements during the period from October 1, 2008 through July 1, 2010. A new loan to value covenant will be added in the existing credit agreement, as well as the credit agreement for the new $27,100 loan, and will be as follows:

•	100% through June 30, 2010;

•	110% from July 1, 2010 through June 30, 2011;

•	120% from July 1, 2011 through June 30, 2012; and

•	125% from July 1, 2012 through December 31, 2012.

In addition, commencing March 1, 2009, interest due on the continuing term loan and overdraft facilities will increase from 1.30% above LIBOR to 2.25% above LIBOR. Interest will decrease to 1.30% above LIBOR at such time as we meet the originally agreed loan to value ratio of 70%. The credit agreement contains cross-default provisions.

On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value to loan covenant from October 1, 2008 until March 31, 2010 and reduce the minimum charter rate requirements. In consideration of the waiver, we have agreed to a prepayment of $5,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest payable on the loan shall increase to 2.25% above LIBOR from 1.25% above LIBOR, the amounts available under Tranche A and B will be reduced on July 31, 2009 and we are restricted from paying dividends.

In July 2009, we received an extension of our loan covenant waivers received from FBB. FBB has agreed, subject to execution of appropriate amendments to the loan documents, to extend the previously provided waivers of the vessel value to debt ratio covenant and the parent company leverage ratio covenant from January 1, 2010 to July 1, 2010. In connection with this extension, we agreed to an increase in the interest rate on the loan from 2.00% above LIBOR to 2.75% above LIBOR. In addition, HBU has agreed to modify our interest coverage and debt service coverage ratios requirements. For 2009 and 2010, the interest coverage ratio will defined as EBITD/net financing charges and is to be at least 3.75 until July 1, 2010 and at least 3.00 through December 31, 2010. During this period, the debt service coverage ratio must be at least 1.00 through December 31, 2010. The foregoing ratios for 2011 will be determined based on the prevailing market conditions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long-Term Debt — Loan Agreement Covenants and Waivers.”

Trend Information

Our results of operations depend primarily on the charter hire rates that we are able to realize. Charter hire rates paid for drybulk carriers are primarily a function of the underlying balance between vessel supply and demand. The demand for drybulk carrier capacity is determined by the underlying demand for drybulk commodities, which are transported in drybulk carriers, which in turn is influenced by trends in the global economy.

While rates remain low with the Baltic Dry Index at 3,501, rates are up 360% since bottoming on December 5, 2008, as increased availability of trade credit has coupled with an increase in demand for iron ore to drive spot rates for Capesize vessels. While the increase is pronounced on a percentage basis, rates are simply returning to levels in line with sharply reduced global demand for commodities. Nevertheless, according to market sources, we believe that rates are likely to drift higher aided by increased demand from government-led infrastructure stimulus plans.

Off-Balance Sheet Arrangements

As of March 31, 2009, we did not have off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K promulgated by the SEC.

Scheduled Debt Repayments

The table below presents the repayment schedule of the outstanding principal under the above credit facilities as of March 31, 2009 and subsequently. The table reflects all changes to the original principal repayment schedule resulting from the waivers received from our lenders. These waivers expire between April 2010 and July 2010; there can be no assurances they will be extended.

	Long-Term Debt Repayment Due by Period
					More Than
	Total	Up to 1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands of U.S. dollars)

HBU	$49,600	$7,300	$10,800	$26,500	$5,000
CREDIT SUISSE	79,250	13,000	16,000	16,000	34,250
FBB	24,000	3,000	6,000	6,000	9,000

As of March 31, 2009	$152,850	$23,300	$32,800	$48,500	$48,250

RISK FACTORS
     Since the disclosure of the risk factors in our Form 20-F for the year ended December 31, 2008, we are subject to the following additional material risks:
Investment in a company in the drybulk shipping industry involves a high degree of risk.

The abrupt and dramatic downturn in the drybulk charter market, from which we have derived substantially all of our revenues, has severely affected the drybulk shipping industry and has harmed our business. The Baltic Dry Index, or BDI, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008. It has since risen to 3,501 as of July 16, 2009. The Baltic Handymax Index fell 91.7% from a peak of 3,397 in May 2008 to a low of 281 in December 2008. It has since risen to 835 as of July 16, 2009. The decline in charter rates is due to various factors, including the decrease in available trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments. There is no certainty that the drybulk charter market will experience any further recovery over the next several months and the market could decline from its current level. These circumstances, which result from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for drybulk shipping, including, among other things:

•	a decrease in available financing for vessels;

•	no active secondhand market for the sale of vessels;

•	a sharp decline in charter rates, particularly for vessels employed in the spot market;

•	charterers seeking to renegotiate the rates for existing time charters;

•	widespread loan covenant defaults in the drybulk shipping industry due to the substantial decrease in vessel values; and

•	declaration of bankruptcy by some operators, charterers and shipowners.

The cyclical nature of the international shipping industry has caused us to alter our strategy on a short-term basis and place a significant number of our vessels in the spot market. Although this strategy may yield higher revenues over the long term, it also exposes us to the often volatile changes in spot charter rates, which may reduce our revenues and net income.

Our profitability is dependent upon the charter rates we are able to charge. The drybulk shipping industry is cyclical with volatility in charter rates and profitability. Rates for time charters, which provide income at pre-determined rates over more extended periods of time, declined significantly over the last 12 months and have remained very low. Although it is possible that time charter rates could continue to decline, it is also possible that they may rise in coming months. As a result, we have revised our strategy to strategically place six of our nine vessels in the spot market over the coming months as we evaluate the time charter market and decide when the time is optimal to return the majority of our vessels to time charters. If time charter rates rise, this strategy could prove to yield higher returns for us; however, if time charter and spot market rates decline, our revenues may be reduced, possibly significantly. The spot market is also vulnerable to significant short-term variations and is very competitive, which could reduce our revenues and net income, in particular, if charter rates decline. There can be no assurance that we will be successful in keeping our vessels fully employed in the spot market, or that future spot rates will be sufficient to enable those vessels to be operated profitably.

We are currently in compliance with the terms of our loans only because we have received waivers and/or amendments to our loan agreements waiving our compliance with certain covenants for certain periods of time. The waivers and/or amendments impose additional operating and financial restrictions on us and modify the terms of our existing loan agreements. Any extensions of these waivers, if needed, could contain additional restrictions and might not be granted at all.

Our loan agreements require that we maintain certain financial and other covenants. The current low drybulk charter rates and drybulk vessel values have affected our ability to comply with these covenants. A violation of these covenants constitutes an event of default under our credit facilities and would provide our lenders with various remedies, including the right to require us to post additional collateral, enhance our equity and liquidity, continue to withhold payment of dividends, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or reclassify our indebtedness as current liabilities. Our lenders could also accelerate our indebtedness and foreclose their liens on our vessels. The exercise of any of these remedies could materially adversely impair our ability to continue to conduct our business. Moreover, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

As of December 31, 2008, we would not have been in compliance with certain of our loan covenants, principally those related to the value of our vessels compared to the amounts of our loans, had we not later obtained certain retroactive waivers from our lenders. During March and July 2009, we obtained waivers from our lenders of our compliance with these various financial and other covenants, which waivers were effective as of December 31, 2008. These waivers currently expire between April 2010 and July 2010. As a result of these waivers, we are not in default under any of our credit facilities. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Long-Term Debt — Loan Agreement Covenants and Waivers.” If conditions in the drybulk charter market remain depressed or worsen, we may need to request extensions of these waivers. There can be no assurance that our lenders will provide such extensions. If we require extensions to the waivers and are unable to obtain them, as described above, we would be in default under our credit facilities and your investment in our shares could lose most or all of its value.

As a result of these waivers, our lenders may impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	sell capital stock of our subsidiaries;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	change the management of our vessels or terminate or materially amend our management agreements; and

•	sell our vessels.

The loan covenant waivers from our lenders that are currently in place restrict us from paying any dividends during the term of the covenant waiver. If we need to extend these covenant waivers, our lenders may impose additional restrictions. In addition to the above restrictions, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness, and increase the interest rates they charge us on our outstanding indebtedness.

We have agreed to pay HBU up to 10% of the net proceeds of any capital raising up to a maximum of $3.0 million. These potential restrictions and requirements may limit our ability to pay dividends, finance our future operations, make acquisitions or pursue business opportunities.

The value of our vessels has fluctuated, and may continue to fluctuate significantly, due in large part to the sharp decline in the world economy and the charter market. A significant decline in vessel values could result in losses when we sell our vessels or could result in a requirement that we write down their carrying value, which would adversely affect our earnings. In addition, a decline in vessel values could adversely impact our ability to raise additional capital and would likely cause us to violate certain covenants in our loan agreements that relate to vessel value.

The market value of our vessels can and have fluctuated significantly based on general economic and market conditions affecting the shipping industry and prevailing charter hire rates. Since the third quarter of 2008, the market value of our vessels has dropped significantly due to, among other things, the substantial decline in charter rates. The market value of our vessels may increase or decrease in the future depending on the following factors:

•	economic and market conditions affecting the shipping industry in general;

•	supply of drybulk vessels, including newbuildings;

•	demand for drybulk vessels;

•	types and sizes of vessels;

•	other modes of transportation;

•	cost of newbuildings;

•	new regulatory requirements from governments or self-regulated organizations; and

•	prevailing level of charter rates.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. In addition, on a quarterly basis, we test the carrying value of our vessels in our financial statements, based upon their earning capacity and remaining useful lives. Earning capacity is measured by the vessels’ expected earnings under their charters. If we determine that our vessels’ carrying values should be reduced, we would recognize an impairment charge on our financial statements that would result in a potentially significant charge against our earnings and a reduction in our shareholders’ equity. Such impairment adjustment could also hinder our ability to raise capital. If for any reason we sell our vessels at a time when prices have fallen, the sale may be less than that vessel’s carrying amount on our financial statements, and we would incur a loss and a reduction in earnings. Finally, a decline in vessel values would likely cause us to violate certain covenants in our loan agreement that compare vessel value to the amount of our loans. Such violations could result in our default under our loan agreements.

When our charters expire, we may not be able to replace such charters promptly or with profitable charters, which may adversely affect our earnings.

We will generally attempt to recharter our vessels at favorable rates with reputable charterers as our existing charters expire. If the drybulk shipping market is in a period of depression when our vessels’ charters expire, it is likely that we may be forced to re-charter them at substantially reduced rates, if at all. If rates are significantly lower or if we are unable to recharter our vessels, our earnings may be adversely affected.

Rising fuel prices may adversely affect our profits.

The cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability. This is particularly true at the present time because we have a significant number of our vessels operating in the spot market, the terms of which require us to pay for fuel. Although we attempt to build fuel costs into our spot charter rates, we may not always be able to do so depending on prevailing spot charter rates and the availability of comparable vessels. The price and supply of fuel are unpredictable and fluctuate based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns and regulations.

Our charterers may terminate or default on their charters, which could adversely affect our results of operations and cash flow.

The ability and the willingness of each of our charterers to perform its obligations under a charter will depend on a number of factors that are beyond our control. These factors may include general economic conditions, the condition of the drybulk shipping industry, the charter rates received for specific types of vessels, hedging arrangements, the ability of charterers to obtain letters of credit from its customers, cash reserves, cash flow considerations and various operating expenses. Many of these factors impact the financial viability of our charterers. Given the downturn in world markets and the factors described above, it is possible that some of our charterers could declare bankruptcy, and as a consequence, default on their obligations to us.

The costs and delays associated with the termination of a charter or the default by a charterer of a vessel may be considerable and may adversely affect our business, results of operations, cash flows and financial condition.

Our board of directors has determined to suspend the payment of cash dividends as a result of certain restrictions in waivers we received from our lenders relating to our loan covenants and prevailing market conditions in the international shipping industry. Until such market conditions improve, it is unlikely that we will reinstate the payment of dividends.

In light of a lower freight environment and a highly challenging financing environment that has resulted in a substantial decline in the international shipping industry, our board of directors, beginning in February 2009, suspended our common share cash dividend. Our dividend policy will be assessed by our board of directors from time to time; however, it is unlikely that we will reinstate the payment of dividends until market conditions improve. Further, the waivers we have received from our lenders relating to our loan covenants restrict our ability to pay dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Long-Term Debt — Loan Agreement Covenants and Waivers.” Therefore, there can be no assurances that, if we were to determine to resume paying cash dividends, FBB or Credit Suisse would provide any required consent. Although in 2008 we paid quarterly cash dividends to our shareholders of $0.175 per share in February and May, $0.20 per share in August and $0.075 per share in November, in the first quarter of 2009, our board modified our dividend policy so that we would pay quarterly cash dividends equal to 50% of our distributable cash flow, which is our cash from operations during the previous quarter after expenses and reserves for scheduled dry-dockings, intermediate and special surveys and other purposes, including possible acquisitions, as our board of directors may determine from time to time are required, and after taking into account any other cash needs. In light of the current economic conditions, our board of directors determined that no cash dividend would be paid in February and May 2009.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.
     Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with dry bulk vessels and tankers particularly vulnerable to such attacks. For example, in November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or as “war and strikes” listed areas by the Joint War Committee, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention of any of our vessels, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends in the future.
We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.
     We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance for our fleet. We currently maintain insurance against loss of hire for seven of our vessels, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we are adequately insured against all other risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. We cannot assure that the insurers will not default, or challenge, on any claims they are required to pay. If our insurance is not enough to cover claims that may arise or if our insurer denies a claim, we may not be able to repair any damage to our vessels or replace any vessel that is lost or may have to use our own funds for those purposes, thereby reducing our funds available to implement our business strategy.